August 21, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Vapetek, Inc.

Form S-1/A

Filed August 5, 2015

File No. 333-204087

To the men and women of the SEC:

On behalf of Vapetek, Inc., Inc. (“we”, “us”, or the “Company”), are responding to comments made verbally by the SEC to the Company, with respect to the Company’s filing of its S-1/A on August 5, 2015.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Company note: We have updated our financial information accordingly as well as the “Summary of Financial Information” section and the “Management’s Discussion and Analysis” section.

SEC Comment(s) /Analysis

1. Please amend page 3 “Securities being offered by Selling Stockholders.”to reflect that the offering will be at a fixed price for the duration of the offering.

COMPANY RESPONSE

Page 3 has been revised in the section titled “Securities being offered by Selling Stockholders.” The following has been removed “..unless at any time our shares are quoted on the Over The Counter Marketplace “OTC” which at such time shares may be sold at prevailing market prices or at privately negotiated prices by the selling stockholders.”

It now reads: As previously mentioned this fixed price applies at all times for the duration of the offering.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: August 21, 2015

/s/ Andy Michael Ibrahim

Andy Michael Ibrahim

President & CEO